STRONGBRIDGE BIOPHARMA

IMPORTANT ANNUAL GENERAL MEETING INFORMATION

Admission Ticket

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 5:00 p.m., Eastern Time, on May 8, 2017.

Vote by Internet

- Go to **www.envisionreports.com/SBBP**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Submit your proxy by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual General Meeting Proxy Card

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR SUBMITTED YOUR PROXY BY TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE TO BE RECEIVED BY 5:00 P.M. EASTERN TIME ON MAY 8, 2017. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. To re-elect, by separate resolutions, the following individuals who retire as Directors in accordance with the Articles of Association of the Company and, being eligible, offer themselves for re-election as Class II directors:

	For	Against	Abstain
1.1 - John H. Johnson	☐	☐	☐
1.2 - Richard S. Kollender	☐	☐	☐
1.3 - Jeffrey W. Sherman, M.D., FACP	☐	☐	☐

	For	Against	Abstain
2. To authorise the Board of Directors, acting through its Audit Committee, to determine the remuneration of the auditors.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance Mark the box to the right if you plan to attend the Annual General Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X

02K8YB

. 2017 Annual General Meeting Admission Ticket 2017 Annual General Meeting of Strongbridge Biopharma plc Shareholders Thursday, May 11, 2017 at 10:00 a.m. Dublin Time Offices of Arthur Cox Ten Earlsfort Terrace Dublin, D02 T380, Ireland Upon arrival, please present this admission ticket and photo identification at the registration desk. q IF YOU HAVE NOT VOTED VIA THE INTERNET OR SUBMITTED YOUR PROXY BY TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Proxy — Strongbridge Biopharma plc Notice of 2017 Annual General Meeting of Shareholders Offices of Arthur Cox, Ten Earlsfort Terrace, Dublin, D02 T380, Ireland Proxy Solicited by Board of Directors for Annual General Meeting — May 11, 2017 A. Brian Davis and Stephen J. Long, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of Strongbridge Biopharma plc to be held on May 11, 2017 or at any postponement or adjournment thereof. Shares represented by this proxy will be voted as instructed by the shareholder. If no such instructions are indicated, the Proxies will have authority to vote FOR Proposals 1.1, 1.2 and 1.3 (the re-elections of John H. Johnson, Richard S. Kollender and Jeffrey W. Sherman, M.D., FACP, as Class II directors) and FOR Proposal 2 (to authorise the Board of Directors, acting through its Audit Committee, to determine the remuneration of the auditors). In their discretion, the Proxies are authorised to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side.)